July 8, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Facsimile No.: (202) 772-9203

Attn:	Mellissa Campbell Duru

Re:	HealthTronics, Inc.
Registration Statement on Form S-4
Filed June 17, 2009
File No. 5-58087

Schedule TO-T filed by HT Acquisition, Inc. and HealthTronics, Inc.
Filed June 17, 2009
5-50293

Ladies and Gentlemen:

On behalf of HealthTronics, Inc. (“HealthTronics”), set forth below are the responses of HealthTronics to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings set forth in the letter dated July 1, 2009.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of HealthTronics. Undefined capitalized terms are defined in the above-referenced Registration Statement on Form S-4 (the

“Form S-4”).

Form S-4

1.	Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on out website www.sec.gov for more information. Please confirm to us that HealthTronics, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

100 Congress Avenue, Suite 1100      •      Austin, Texas 78701      •      (512) 236-2000      •      fax (512) 236-2002

www.jw.com      •      Austin      •      Dallas      •      Fort Worth      •      Houston      •      San Angelo      •      SanAntonio      •      Member of GLOBALAWsw

United States Securities and Exchange Commission

July 8, 2009

Response: HealthTronics has advised us that it will satisfy its obligation to file a final prospectus after effectiveness of the Form S-4 in accordance with the above interpretation. In accordance with Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”), HealthTronics intends to file the final prospectus with the Commission on July 8, 2009.

Questions and Answers, page vi

2.	We note that the second bullet point in response to the question “What are the conditions of the Offer?” states that Endocare shall have performed in all material respects all of its obligations required under the Merger Agreement at or prior to the closing of the merger. Given that the merger can only close after the expiration of the offer, it appears that this condition inappropriately survives that expiration time. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise here and throughout the offer document, as applicable. We note also an apparent discrepancy between the disclosure here and the related disclosure on page 78 in which the determination of the existence of this condition appears to follow the principles of the preceding sentence.

Response: In response to this comment, the disclosure on pages viii and 8 will be revised by reflecting the following in a Prospectus Supplement (the “Prospectus Supplement”) to be filed by HealthTronics with the Commission in accordance with Rule 424(b)(3) of the Securities Act:

“The second bullet point under “Questions and Answers about the Exchange Offer – What are the conditions of the Offer?” on page viii of the original prospectus and under “Summary – Conditions of the Offer” on page 8 of the original prospectus is hereby deleted and replaced with the following bullet point:

“●         Endocare shall have performed in all material respects all of its obligations required to be performed by it under the Merger Agreement or any ancillary agreement;””

Summary, page 1

3.	We note the disclosure under the caption “Termination of the Galil Merger Agreement.” Please revise your disclosure to clarify the effect on the offer, besides the potential consideration adjustment, of Galil prevailing in its lawsuit. For example, what will happen if the litigation is not resolved until the stated expiration date of the offer? Will you extend the offer?

Response: The Galil litigation has been settled pursuant to a settlement agreement, which includes a payment obligation to Galil for $1.75 million. Accordingly, the following disclosure will be added to the Prospectus Supplement:

United States Securities and Exchange Commission

July 8, 2009

“This prospectus supplement includes the following update to the original prospectus:

Settlement of Galil Litigation

On July 7, 2009, Endocare, Galil and HealthTronics entered into a settlement agreement whereby Galil agreed to dismiss the Galil litigation and fully released Endocare and HealthTronics from all claims related to the Galil merger agreement and the Merger Agreement in exchange for a payment of $1.75 million. As a result, the Cash Consideration and Stock Consideration payable in the Offer and the Merger will not increase and will, instead, for each Endocare Share, remain at $1.35 in cash, without interest, or 0.7764 shares of HealthTronics Common Stock, at the election of the holder of such Endocare Share, subject to proration as described in the original prospectus and related letter of election and transmittal.

The cover page of the original prospectus and the first paragraph under “Summary – The Offer” on page 1 of the original prospectus are hereby amended by deleting the following sentences: “In certain limited circumstances, the Cash Consideration may increase by up to approximately $0.15 per Endocare Share and the Stock Consideration may increase by up to 0.0911 shares of HealthTronics Common Stock per Endocare Share. For a discussion of these circumstances, see “The Offer – Consideration.””

The first paragraph under “Questions and Answers About the Exchange Offer – What will I receive for my Endocare Shares?” on page vi of the original prospectus is hereby amended by deleting the following sentences: “In certain limited circumstances, the Cash Consideration may increase by up to approximately $0.15 per Endocare Share and the Stock Consideration may increase by up to 0.0911 HealthTronics shares per Endocare Share. For a discussion of these circumstances, see “The Offer – Consideration.””

The second paragraph under “Summary – The Merger” on page 4 of the original prospectus is hereby amended by deleting the following sentences: “In certain limited circumstances, the cash consideration may increase by up to approximately $0.15 per Endocare Share and the Stock Consideration may increase by up to 0.0911 shares of HealthTronics Common Stock per Endocare Share. For a discussion of these circumstances, see “Merger Agreement – Merger Consideration.””

The section titled “Background of the Offer” is hereby amended by adding the following on page 49 of the original prospectus at the end of such section:

“On July 7, 2009, Endocare, Galil, and HealthTronics entered into a settlement agreement whereby Galil agreed to dismiss the Galil litigation and fully released Endocare and HealthTronics from all claims related to the Galil merger agreement and the Merger Agreement in exchange for a payment of $1.75 million.”

United States Securities and Exchange Commission

July 8, 2009

The fifth paragraph under “Merger Agreement – Merger Consideration – General” on page 58 of the original prospectus and the third paragraph under “The Offer – Consideration” on page 73 of the original prospectus is hereby amended by adding the following at the end of such paragraphs:

“On July 7, 2009, Endocare, Galil and HealthTronics entered into a settlement agreement whereby Galil agreed to dismiss the Galil litigation and fully released Endocare and HealthTronics from all claims related to the Galil merger agreement and the Merger Agreement in exchange for a payment of $1.75 million. Accordingly, the cash and stock consideration payable in the Offer and Merger will not increase as described above.””

Selected Financial Data of HealthTronics, page 34

4.	Please revise your disclosure to include all of the summary information required by Item 1010(c)(4) and the pro forma ratio of earnings to fixed charges information specified in Item 1010(c)(6) of Regulation M-A.

Response: In response to this comment, the following disclosure will be added to the Prospectus Supplement:

“The original prospectus is hereby updated by adding the following disclosure:

“RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth HealthTronics’ historical ratio of earnings to fixed charges for the last five fiscal years and the three month period ended March 31, 2009 and pro forma combined ratio of earnings to fixed charges for the year ended December 31, 2008 and for the three month period ended March 31, 2009. For the purposes of these ratios, “earnings” represents earnings before provision for income taxes and minority interest plus fixed charges less the minority interest portion of pre-tax income of subsidiaries that have not incurred fixed changes, and “fixed charges” consist of interest expense and loan fees.

	Historical						Pro Forma Combined
	Year					Three Months Ended March 31, 2009	Year Ended December 31, 2008(1)	Three Months Ended March 31, 2009
	2008(1)	2007	2006	2005	2004
Ratio of earnings to fixed charges	(102.11)	17.80	2.31	4.69	3.51	26.29	(89.46)	12.39

United States Securities and Exchange Commission

July 8, 2009

(1) In the fourth quarter of 2008, in connection with HealthTronics’ annual goodwill impairment test, HealthTronics recorded an impairment to its urology services segment goodwill totaling $144 million.”

The Offer, page 73

Consideration, page 73

5.	Please confirm that an adjustment to the price would result in an extension as required by Rule 14e-1(b).

Response: HealthTronics has advised us that it confirms that a change to the price indicated in the Form S-4 would result in an extension as required under Rules 14e-1(b) and 14d-4(d) of the Securities Exchange Act of 1934, as amended.

6.	You reference “certain deliverables” that must be provided on or before the expiration date of the offer. Please revise to clarify this disclosure or provide a cross reference to more detailed disclosure describing the “deliverables” the parties have agreed must be provided as a precondition to possible receipt of the adjustment amount.

Response: In response to this comment, the disclosure on pages 58 and 73 will be revised by reflecting the following in the Prospectus Supplement:

“The fourth paragraph under “Merger Agreement – Merger Consideration – General” on page 58 of the original prospectus and the second paragraph under “The Offer – Consideration” on page 73 of the original prospectus are hereby amended by adding the following disclosure after the reference therein to “the parties”: “(which relate primarily to obtaining a full release from Galil)”.”

Conditions of the Offer, page 78

Accuracy of Representations and Warranties and Covenant Compliance, page 78

7.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In that regard, we note the second bullet point under this heading is premised on a determination that Endocare has performed in all material respects its obligations under the merger agreement and ancillary agreements. Notwithstanding the delivery of a certificate attesting to this fact by Endocare, the offeror appears to retain the unilateral right to determine whether Endocare has performed its obligations in all material respects under various agreements in the offeror’s sole discretion and without regard to the reasonableness of its assessment. Please revise your disclosure accordingly or advise.

United States Securities and Exchange Commission

July 8, 2009

Response: In response to this comment, the disclosure on page 78 will be revised by reflecting the following in the Prospectus Supplement:

“At the end of “The Offer – Conditions of the Offer – Accuracy of Representations and Warranties and Covenant Compliance” on page 78 of the original prospectus, the following disclosure is hereby added:

“The determination as to whether Endocare has performed its obligations under the Merger Agreement and/or the ancillary agreements would be made by Offeror or HealthTronics in its reasonable discretion.””

Certain Other Conditions, page 79

8.	In light of litigation commenced on June 9, 2009 against Endocare, it would appear that a condition to the offer is the absence of any court order enjoining the offer and merger or enforcing specific performance of the Galil Merger Agreement. Please revise to make specific reference to this condition or advise.

Response: As described above, the Galil litigation has been settled. As a result, we believe no specific reference to this condition is necessary.

9.	All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer. We note the language in the last paragraph of this section in subpart (ii). Please revise to clarify that the assertion of any such conditions would need to occur at or prior to expiration.

Response: In response to this comment, the disclosure on page 79 will be revised by reflecting the following in the Prospectus Supplement:

“The second paragraph under “The Offer – Conditions of the Offer – Certain Other Conditions” on page 79 of the original prospectus is hereby amended by (1) adding the following sentence after the first sentence thereof: “The conditions to the Offer must be satisfied or waived by Offeror (to the extent they may be waived) prior to the expiration of the Offer.”; and (2) amending and restating the disclosure under (ii) as follows: “may be asserted by HealthTronics or Offeror regardless of the circumstances giving rise to any of these conditions unless a breach by HealthTronics or Offeror would cause such condition to not be satisfied”.”

10.	We note your disclosure in clause (ii) of the final paragraph in this section that you may assert a condition “...regardless of the circumstances giving rise to any of [them] ....” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. Thus, please amend the disclosure to clarify that you may not assert a condition that is triggered as a result of your actions or omission to act.

United States Securities and Exchange Commission

July 8, 2009

Response: In response to this comment, the disclosure on page 79 will be revised by reflecting in the Prospectus Supplement the disclosure set forth in response to the Staff’s comment No. 9.

Source of Funds, page 96

11.	Revise to indicate whether there are alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A. Also, please provide an itemized list of expenses in accordance with Item 1007(c) of Regulation M-A.

Response: HealthTronics has advised us that it has no alternative financing plans in the event the primary financing plans fall through. The following disclosure will be added to the Prospectus Supplement:

“The fourth paragraph under “The Offer – Source and Amount of Funds” on page 94 of the original prospectus is hereby amended by adding the following sentence at the end of such paragraph: “HealthTronics has no alternative financing plans to fund the cash consideration to be paid in the Offer and Merger.”.”

We respectfully refer the Staff to Item 7 of Schedule TO, which does not require the disclosure set forth under Item 1007(c) of Regulation M-A.

Letter of Election and Transmittal

12.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Response: In response to this comment, the legend will be deleted from the Letter of Election and Transmittal and the revised Letter of Election and Transmittal will be filed as an exhibit to an amendment to the Schedule TO-T filed by HealthTronics and HT Acquisition, Inc. with the Commission on June 17, 2009.

In its June 29, 2009 letter to the Staff requesting acceleration of effectiveness of the Form S-4, HealthTronics provided the acknowledgements requested in your July 1, 2009 letter. If you have any questions with respect to the foregoing, please call the undersigned at (512) 236-2253.

Sincerely,

/s/ Michael F. Meskill
Michael F. Meskill

cc:	HealthTronics, Inc.